Via Facsimile and U.S. Mail
Mail Stop 6010

February 18, 2009

Ms. Wendy A. Milici
Principal Financial Officer
Synvista Therapeutics, Inc.
Suite 200
221 West Grand Avenue
Montvale, New Jersey 07645

Re: Synvista Therapeutics, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed on March 31, 2008
File No. 001-16043

Dear Ms. Milici:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief